8210 Presidents Drive Orlando, Florida 32809 Tel 407.857.9900 Fax 407.857.0050 www.svision.com July 26, 2005

Mr. John Cash

Accounting Branch Chief

U. S. Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Mail Stop: 0510

cc: Jennifer Thompson, Staff Accountant

Re:	Super Vision International, Inc.
Form 10-KSB for the year ended December 31, 2004
Filed March 30, 2005
File Number 0-23590

Ladies and Gentlemen:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by Super Vision International, Inc. (the “Company”) by letter dated June 1, 2005 relating to the Company’s Form 10-KSB for the year ended December 31, 2004.

An item-by-item response to the Staff’s comments is provided below. For the Staff’s convenience, we have recited each comment in bold and provided the response to each comment immediately thereafter. We agree to reflect the responses provided below in our future filings.

1. General; Earnings Releases.

We note your company publishes quarterly earnings releases and makes them available on your website and through Yahoo Finance. Please tell us how you determined that you did not need to file an Item 2.02 Form 8-K for each of these quarterly earnings releases. Refer to the instructions to Form 8-K.

The requirements of Item 2.02 of Form 8-K are triggered by the disclosure of material non-public information regarding a completed fiscal year or quarter. In each case, the disclosures contained in the Company’s quarterly earnings releases were included in disclosure previously made in the Company’s earlier filed Quarterly Report on Form 10-QSB for the applicable quarter. In each case, the Quarterly Report on Form 10-QSB was filed before the earnings release was published. The Commission’s Staff has previously informally advised our legal counsel that it was not necessary to file an Item 2.02 Form 8-K when the earnings press release contains information disclosed in a previously filed Form 10-QSB and the press release is published after the Form 10-QSB is filed.

2. Management’s Discussion and Analysis or Plan of Operation, page 12; Results of Operations, page 13.

We note from your analysis of results of operations on page 14 that you have warranty expenses. Please tell us how you determined that you did not need to provide the disclosures required by paragraph 14 of FIN 45 in your financial statements. If necessary, revise future filings to include these disclosures.

Our products carry a one year warranty which includes replacement of defective parts only. Historically, our annual warranty expenses have ranged from .5% to 1% of our annual revenue which we have not considered material to our financial position or results of operations. Therefore, warranty expenses are recorded when incurred and are not accrued. Accordingly, we do not believe the disclosures required by paragraph 14 of FIN 45 are necessary.

3. Earnings Before Interest, Taxes, Depreciation and Amortization, page 17.

We note you present the non-GAAP measure EBITDA. If you use this measure in future filings, please revise your presentation to address the following:

•	Since the measure you refer to as EBITDA excludes items in addition to what its acronym suggests, revise the title of the measure you present. See our response to question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website at www.sec.gov/divisions/corpfin.

•	Since you state you use EBITDA as a performance measure, provide each bulleted disclosure required by our response to question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

If we present the non-GAAP measure EBITDA in future filings, we will revise the presentation to address the following:

•	If the measure we refer to as EBITDA excludes items in addition to what its acronym suggests, we will revise the title of the measure we use accordingly.

•	If we state that we use EBITDA as a performance measure, we will provide each bulleted disclosure required by the Staff’s response to question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

4. Consolidated Statements of Operations, page F-4.

We note that you have classified a gain/loss on disposal of property and equipment as part of total non-operating expense, net. Please refer to paragraph 45 of SFAS 144, and tell us how you determined that this classification was appropriate. If necessary, revise future filings to reclassify these gains and losses, and any future similar gains and losses, as part of the subtotal captioned operating loss.

Property and equipment used for operations and purchased during the normal course of business are disposed of regularly. In future filings we will reclassify these gains and losses, and any future similar gains and losses as part of the sub-total captioned operating loss.

5. Note 1 – Summary of Significant Accounting Policies, page F-7; Revenue Recognition, page F-7.

Based on the description of your business, it appears that some of your products are made to customer specifications. Given this disclosure, it is not clear if your sales have customer acceptance provisions. Please tell us the nature of any customer acceptance provisions or rights of return and address how they impact your revenue recognition policies. If applicable, revise future filings to provide this information.

There are no customer acceptance provisions on products we make to customer specifications. However, on all products made to customer specifications the Company submits specifications to the customer and the customer is required to approve such specifications prior to manufacturing. In this way, we require customer sign-off before the product goes to production. Our terms and conditions also provide that we do not allow returns on custom ordered products. Products made to customer specifications have always been a very small part of our business and continues to decline as a result of our increasing sales of LED based products. Additionally, all of our orders have FOB shipping point terms.

6. Property and Equipment, page F-8.

Please revise future filings to clarify the estimated useful lives for each major category of your property and equipment. We assume that estimated useful lives vary significantly between the categories, such as computers and machinery and equipment, and we believe that this information is useful to your readers.

Future filings will include the estimated useful lives for each major category of our property and equipment in future filings.

7. Intangible Assets and Goodwill, page F-8.

We read you determined that your remaining goodwill was impaired during 2004 and recorded an impairment charge to remove it from your balance sheet. Please revise future filings to provide all of the disclosures required by paragraph 46 of SFAS 142. In this regard, you should disclose the facts and circumstances leading up to the impairment and the methodology used to determine fair value in your impairment testing.

Our future filings will include all of the disclosures required by paragraph 46 of SFAS 142. In this regard, we will disclose the facts and circumstances leading up to the impairment and the methodology used to determine fair value in our impairment testing.

8. Controls and Procedures, page 26.

We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures “are effective for recording, processing,

summarizing and reporting the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules, regulations and forms.” Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may revise future filings to state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rule 13a-15(e).

Future filings will state, if true, that our Chief Executive officer and our Chief Financial Officer concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Alternatively, we may revise future filings to state that our disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rule 13a-15(e).

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any additional questions or comments, please do not hesitate to call me at (407) 857-9900 or fax me at (407) 857-0050.

Very truly yours,

/s/ Danilo Regalado
Danilo Regalado,
Chief Financial Officer